Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, April 28, 2023

To the
Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event

Dear Sirs,
We are writing to you in order to inform that, on the date hereof, our main subsidiary, Banco de Galicia y Buenos Aires S.A.U., has been notified of the Argentine Central Bank´s resolution “RESOL-2023-108-E- GDEBCRA-SEFYC#BCRA” authorizing the payment of cash dividends in the amount of Ps. 74,993,592,000.-

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com